

July 29, 2014

Via E-mail
Mr. Robert J. Palmisano
President and Chief Executive Officer
Wright Medical Group, Inc.
1023 Cherry Road
Memphis, Tennessee 38177

> **Re:** **Wright Medical Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **Form 8-K Dated April 30, 2014**
> **Filed April 30, 2014**
> **File No. 001-35823**

Dear Mr. Palmisano:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 52

Note 2. Summary of Significant Accounting Policies, page 62

Cash and Cash Equivalents, page 62

1.   We note that your cash and cash equivalents include all cash balances and short-term investments with original maturities of three months or less. Please tell us whether your cash equivalents are also highly liquid investments and meet the definition of cash equivalents in FASB ASC 305-10-20.

Note 14. Income Taxes, page 82

2.   We note that you have undistributed earnings that you have deemed essentially permanent in duration. Please tell how you considered the disclosure required by FASB ASC 740-30-50-2(b).

Form 8-K dated April 30, 2014

3.   We note that you present certain forward-looking non-GAAP financial measures, such as adjusted EBITDA from continuing operations and adjusted earnings per share. Please tell us how you considered the disclosures required by Regulation G with respect to this information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to call me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant